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05012596

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Beida Jade Bird Universal Sci-tech Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

FILE NO. 82- 34657 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 11/16/05



ANNUAL REPORT 2002 年報

RECEIVED
2005 NOV 15 P 4:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE
AR/S
12-31-02

青鸟环宇
JADE BIRD UNIVERSAL

北 京 北 大 青 鳥 環 宇 科 技 股 份 有 限 公 司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Principal place of business in PRC
中國主要營業地點

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC
Tel: (86) 10 6275-1795 Fax: (86) 10 6275-8434

中國北京市海淀區成府路207號北大青鳥樓3樓
郵編：100871
電話：(86) 10 6275-1795
傳真：(86) 10 6275-8434

Place of business in Hong Kong
香港營業地點

Unit 02, 7th Floor, Asia Pacific Centre,
8 Wyndham Street, Central, Hong Kong.
Tel: (852) 2521-1668 Fax: (852) 2521-1669

香港中環雲咸街8號亞洲太平洋中心7樓02室
電話：(852) 2521-1668
傳真：(852) 2521-1669

Website of the Company
本公司網址

www.china-jbu.com

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This annual report, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of The Stock Exchange for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

鑑於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人之最新資料。

根據香港聯合交易所有限公司創業板證券上市規則提供北京北大青鳥環宇科技股份有限公司之資料，董事經作出一切合理查詢後確認，就彼等深知及確信：(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)本公佈並無遺漏其他事實，致使其任何聲明產生誤導；及(3)本公佈所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

CONTENTS

CORPORATE PROFILE

Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was incorporated in the People's Republic of China ("the PRC") on 29 March 2000 as a Sino-foreign joint stock company with limited liability under the PRC Company Law. The Company was listed on Growth Enterprise Market ("GEM") on 27 July 2000 and was the first H Share listed on GEM. (Stock Code: 8095)

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products.

The Company and its subsidiaries ("the Group") are engaged in the research, development, manufacturing, marketing, and sale of embedded system products including, Network Security Products, Wireless Fire Alarm Systems, Application Specific Integrated Circuits, GPS Application Systems, Smart Card Application Systems, Digital Video Recording Systems, Remote Automatic Meter-Reading Systems and related products. The Group is also engaged in the sales of computer products and provision of total solutions services through the applications of its existing embedded system products.

FINANCIAL HIGHLIGHTS

RMB'000	**2002**	2001	2000	1999	1998
Turnover	**250,463**	124,617	60,843	10,419	3,029
Operating expenses	**(188,155)**	(90,346)	(37,395)	(14,918)	5,276
Operating profit (loss)	**63,568**	35,531	24,341	(4,499)	(4,967)
Earnings (Loss) before interest, tax, depreciation, amortization and minority interest	**72,681**	40,641	27,301	(3,237)	(3,993)
Net profit (loss) from ordinary activities attributable to shareholders	**42,646**	37,510	31,067	(4,486)	(4,807)
Earnings (Loss) per share – basic (*RMB* cents)	**4.4**	3.9	3.8	(0.64)	(0.69)
Dividend per share – (*RMB* cents)	**N/A**	0.5	0.5	N/A	N/A
Total assets	**877,955**	831,372	386,800	26,299	15,595
Total liabilities	**427,373**	425,817	15,493	14,920	2,338
Minority interests	**8,759**	1,558	–	–	–
Shareholders' equity	**441,823**	403,997	371,307	11,379	13,257

TURNOVER *(RMB'000)*


260,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
250,463
1998
1999
2000
2001
2002

NET PROFIT *(RMB'000)*


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
42,646
1998
1999
2000
2001
2002

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong *Chairman*
Mr. Xu Zhi Xiang
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Prof. Liu Yue

NON-EXECUTIVE DIRECTORS

Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

INDEPENDENT NON-EXECUTIVE DIRECTORS

Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

SUPERVISORS

Mr. Zhang Yong Li
Mr. Fan Yi Min
Mr. Li Chun
Mr. Du Hong
Ms. Lu Qing

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Ms. Calvinna Yang, *AHKSA, FCCA*

HONG KONG SHARE REGISTRAR & TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

LEGAL ADDRESS

Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

PRINCIPAL PLACE OF BUSINESS IN THE PRC

3rd Floor, Beida Jade Bird Building
No.207 Chengfu Road
Haidian District
Beijing 100871
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

PLACE OF BUSINESS IN HONG KONG

Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax: (852) 2521-1669

WEBSITE OF THE COMPANY

www.china-jbu.com

AUDITORS

Ernst & Young
Certified Public Accountants
15th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

MAJOR EVENTS

5 FEBRUARY

The Company acquired 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited which was engaged in the development and manufacture of remote automatic meter-reading systems.

1 APRIL

The Company established a Digital Video Recorder ("DVR") Business Unit for promoting the application of DVR technology to the public security and business administration.

15 MAY

The Company announced the first quarterly results. Turnover was RMB27,733,000, representing an increase of 105% over the corresponding period of last year. Net profit was RMB4,469,000.

30 JUNE

The Company's product, Jade Bird Gateway Firewall JB-FW V2.2, was awarded the Golden Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Golden Prize represented one of the highest recognition in the software industry.

30 JUNE

The Company's product, Jade Bird GPS Monitoring System V2.0, was awarded the Innovation Prize by the Committee of the 2002 China International Software Exposition and Technology Seminar. The Innovation Prize was a symbol that the newly developed product has potential for future development in both the industry and the market.

30 JUNE

The Company completed the total investment of USD60 million in Semiconductor Manufacturing International Corporation ("SMIC"). SMIC owned 100% interest in Semiconductor Manufacturing International (Shanghai) Corporation, a company which was China's first pure-play commercial IC foundry to achieve volume production for 8" wafers, and provide wafer fabrication services at 0.25μm and finer line technology and encompasses a comprehensive intellectual property (IP) library, design support, mask making and wafer testing.

6 AUGUST

The Company established Beijing Beida Jade Bird Silicon Innovation Company Limited which was engaged in the research, development, production and sales of integrated circuits with an investment amount of RMB6 million, representing 60% of its equity interest. The Company restructured the business of security integrated circuits so as to enhance the future development of integrated circuits business.

MAJOR EVENTS

13 AUGUST

The Company announced the interim results. Turnover was RMB85,969,000, representing a growth of 111% over the corresponding period of last year. Net profit was RMB9,638,000.

30 SEPTEMBER

The Company established Wuhan Beida Jade Bird Netsoft Company Limited which was engaged in the research and development network management products and provision of network system integration services with an investment amount of RMB4.2 million, representing 51% of its equity interest, so as to develop the market in the middle part of China and expand the product types.

17 OCTOBER

The examination of the JB-TG-JBF-11S (linkage type) fire alarm controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

25 OCTOBER

The examination of the JBF-191F/D fire display dish was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

31 OCTOBER

The examination of the JB-QB-JBF-11S/CE2 gas-type fire-fighting controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

13 NOVEMBER

The Company announced the third quarterly results. Turnover was RMB138,659,000, representing an increase of 100% in turnover as compared to the corresponding period last year. Net profit was RMB20,359,000.

CHAIRMAN'S STATEMENT

To all Shareholders,

For the year 2002, the results from various business segments of the Group had achieved a stable growth, especially for the network security products and fire alarm products.

In recent years, network security has been more and more important to government departments and large business enterprises in China and hence, the resources investing in network security are increasing. Currently, the Company has been selected by certain government departments and major Chinese business enterprises, such as Public Security Ministry and China Industrial and Commercial Bank, as one of the few on-list suppliers for provision of network security products. We estimate that the results from network security products in year 2003 would be very promising.

In addition to the self-developed wireless fire alarm system, the Company has also acquired Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited which has a very obvious advancement in its business. Thus, the revenue from the fire alarm products and the fire prevention engineering project has also increased. The markets in Beijing, Shanghai, Guangdong, Zhejiang provinces were also developed.

In June 2002, the Company has formally obtained the official approval from the relevant China approving authorities for the investment in Semiconductor Manufacturing International Corporation ("SMIC") and has completed the total investment. Since semiconductor industry in China is still at the start up stage with tremendous potential for development, we believe that the business of SMIC will be stable and optimistic. At present, a number of world famous foundries are planning to enter the China market. The pioneer, SMIC, would definitely have the advantages to become the leader of the China market.

Apart from the businesses mentioned above, the Company has acquired and established some other businesses relating to embedded technology. They included (i) "Beijing Jade Bird Haodi Electric System Company Limited" engaging in the development and research of remote automatic meter-reading systems; (ii) "Beijing Beida Jade Bird Silicon Innovation Company Limited" engaging in the research and development of integrated circuits; (iii) "Wuhan Beida Jade Bird Netsoft Company Limited" engaging in the development and sales of network management software and hardware as well as network system integration projects; and (iv) "DVR Business Unit" engaging in the manufacture and promotion of the application of digital video recorder technology in public security and corporate management.

Moreover, the Group has actively participated in various major exhibitions and technology exchange seminars, such as "China Beijing International Science and Technology Industry Exposition", "The Fourth China Hi-Tech Fair" and "The Ninth China International Fire Prevention Equipment Technology Exchange Exhibition" etc. We hope that participation in such activities would not only increase the brand name awareness of the Group's products in the market but also provide certain contributions to China's hi-tech industry. Then, China's hi-tech products would become more competitive in the international market.

CHAIRMAN'S STATEMENT

In view of the global economic depression, the management will adopt a more conservative operating strategy. In the coming year, we will further enhance the return from various business activities, reduce the operating costs and develop more businesses with future potentials so as to increase the profitability of the Group.

XU ZHEN DONG
Chairman
Beijing, the PRC, 28 March 2003

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2002 amounted to RMB250,463,000, representing an increase of RMB125,846,000 and a remarkable growth of 101% over year 2001.

The increase in turnover was mainly contributed from the sales of network security products, wireless fire alarm products and fire alarm projects. Moreover, the sales of computer products, being a value added services to the provision of total solution services business, also increased substantially in year 2002.

For the year ended 31 December 2002, approximately 34%, 43% and 23% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

Operating Profit

The operating profit of the Group for the year ended 31 December 2002 amounted to RMB63,568,000, representing a significant increase of RMB28,037,000 or 79% as compared to year 2001.

The increase in operating profit was mainly due to the increase in sales of network security products and fire alarm products.

Profit Attributable to Shareholders

The Group's profit attributable to shareholders and earnings per share for the year ended 31 December 2002 were RMB42,646,000 and RMB4.4 cents respectively, representing an increase of 14% and 13% respectively.

Due to the continuous downward adjustment of the bank deposit interest rate in year 2002, together with the reduction in bank balances and payment of short term bank loan interest of approximately RMB24 million, which was a double increase as compared to prior year, resulting from the investment in SMIC, the percentage increase in profit attributable to shareholders was less than the increase in operating profit.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loan.

As at 31 December 2002, the Group had cash on hand of RMB207 million and short term bank loans totalling RMB363 million. Included in the short term bank loans, an amount of RMB360 million was the short term bank loan for financing the investment in SMIC. The Group's short term bank loan of RMB3,060,000 was secured by the Group's fixed assets with a net book value of RMB1,268,000.

In January 2003, the Company had early repaid the above-mentioned short term bank loan of RMB360,000,000 and therefore borrowed a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate. The aforesaid USD short term bank loan was guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 10 December 2002, the Company obtained an extension of the specific mandate from the shareholders to place 140,000,000 new H shares. If there is an improvement in the capital market for fund raising activities, the Company will exercise the specific mandate. The proceeds from the placing will then be used for repaying the above mentioned USD short term bank loan.

BUSINESS REVIEW

Network Security System

The Company has developed series of firewall, encryption card/machine and security assessment products and proceeded to the development of the design of security system and total solution as well as security assessment and services. The JB-FW1 100/1000 firewall products have been developed with a break through in the total line-speed throughput and has distinct advantages in functions and pricing. The products have also been selected by government departments (such as State tax system and transportation etc.) and financial institutes (such as China People's Bank, China Construction Bank and China Agricultural Bank etc.) as the on-list information system products and hence, recognized as one of the most competitive security products.

The encryption rate of the SJY01 encryption equipment was one of the advanced classes in China. The equipment has also passed the examination by the relevant government departments and had increasing sales. For information security integration and services, the Company has cooperated with certain major security product manufacturers such as Symantec and Checkpoint etc. so as to procure more total solution projects in sizable enterprises like petrol and aeronautical industries.

In addition, the Company has been appointed to develop several important State development projects like "Information System Security Level Assessment Tool", "Electronic Information Evidence Review System", "Network Attack and Protection Training and Experiment Platform", "Information System Bug Detection" etc.

The Company has established Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft") in September. Its principal activities were research, development, production and sales of network management computer software and hardware products, network system and communication equipment, as well as the provision of network system integration engineering services. With the establishment of Jade Bird Netsoft, the market share in the middle part of China would be further developed and the product types would also be further expanded.

Jade Bird Netsoft has participated in several exhibitions such as "2002 Beijing International Communication Equipment Technology Exhibition", "China Hi-Tech Fair" etc. so as to enhance the Jade Bird Netsoft product brand name. Jade Bird Netsoft has contracted with Hubei Radio Broadcasting and Television Bureau, China Unicom - Hubei Branch, Jiangxi Province Information Center etc. for supply of goods. Jade Bird Netsoft has also signed some long term cooperation agreements with several famous hardware manufacturers such as TCL Network, Legend Memory Network and Taiwan LOOP etc. for provision of network management software for their products.

For the year ended 31 December 2002, the turnover and profit contributed from the network security products were RMB56,452,000 and RMB34,562,000 respectively.

Wireless Fire Alarm System

The Company has developed and improved several types of products, including LN1010 fire alarm controller with extended functions, the program upgrade for the whole series of controllers, model encoder (new type), ultraviolet flame detector, addressable type flammable gas detector, cabinet type controllers and floor display and wireless fire alarm system etc.

The Company has mainly manufactured the automatic fire alarm system for civil use as well as special type fire detector, communication technology and products as supplementary products to meet various needs of the market and to develop different sales channels.

In addition, the examination reports of JB-QB-JBF-11S/CE2 gas type fire extinguisher, JB-TG-JBF-11S fire alarm controller (linkage type), JBF-191F/D fire display products have been awarded by the National Fire Control Electronic Product Quality Testing Center for their stable qualities.

For the year ended 31 December 2002, the turnover and profit contributed from the WFAS products were RMB36,339,000 and RMB16,958,000 respectively.

Security ICs

The Company has completed the chip layout design and chip testing program design, and primarily established the IP library. The Company has also continued the production, promotion and sale of the 1st to 3rd generation security ICs. The major customers were government departments.

The Company has established Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI") in August and has restructured the business of security integrated circuits so as to enhance the future development. BJSI was engaged in the research, development, production, manufacturing and sales of the integrated circuits products. BJSI has developed the technological cooperation with certain international IC design companies. The design technology has already been reached to 0.18um and being proceeded to 0.13um. BJSI has also developed the IP core based on the 0.18um advanced production technology and provided certain technological supports to other IC design companies.

For the year ended 31 December 2002, the turnover and profit contributed from the security ICs products were RMB21,571,000 and RMB4,518,000 respectively.

GPS Application System

The Company has started the design and basic testing of multiple base station system of the 3rd generation GPS application system and the improvement in the technological design of the existing single base system. The Company has also commenced the research of GPS system developed based on the GPRS communication mode. The production of JB230M and JB420M products has been commenced and the JB350M product was under trail production.

For the year ended 31 December 2002, the turnover and profit contributed from the GPS application systems were RMB5,627,000 and RMB3,890,000 respectively.

Smart Card Application System

The Company has developed the application of smart card in network and management of smart card in the Internet. The Company has also developed the smart card precursory equipment for network. Moreover, the Company has installed and tested the smart card application system for security management in certain projects such as student card management system of Northeast Agriculture University, library entrance system of Northeast Normal University, the "All-in-One" campus card system and the digital security system in armories of Beijing military area.

For the year ended 31 December 2002, the turnover and profit contributed from the smart card application system products were RMB7,863,000 and RMB4,987,000 respectively.

Digital Video Recorder

The Company has established a DVR Business Unit for the manufacture and sales of video monitoring system based on digital video recording technology. Based on the MPEGI, MPEGII and MPEG4 compression technology, certain DVR products including the PC type, IPC type and embedded type etc. were developed. Moreover, the "JBDVR T Examination Report" and "JBDVR I Examination Report" have been awarded from the Public Security Ministry.

In addition, the Company has developed the machine-control DVR products based on the MPEGI and MPEG4 compression technology. The Company has realized the technological improvements in 1-32 channel audio-visual compound, stable and clear pictures as well as the quick retrieval of recording information, reporting record and duty record etc. The two-way and multiple searching function for recording have also been developed. Functions like adjustable picture quality, electronic map and automatic alarm, multiple password protection were also incorporated in the products. The DVR system has also been enhanced with the functions of transmission of information through Internet and multiple checkpoints, remote recording, remote alarm and remote control.

The Company's DVR system has been applied extensively in government departments, financial institutes, large enterprises, hotels and residential areas etc. The Company has also expanded the sales network to more than twenty advanced economic provinces such as Guangdong, Sichuan, Shanghai, Tianjin, Beijing and the Northeast Three Provinces etc.

For the year ended 31 December 2002, the turnover and profit contributed from the DVR products were RMB6,931,000 and RMB2,701,000 respectively.

Remote Meter-reading System

The Company has acquired Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") which was engaged in the development and manufacture of remote automatic meter-reading systems. Its major products were low-voltage remote meter-reading system, charges meter-reading system, medium voltage remote testing system, small district intelligent meter-reading system and medium voltage small district wireless meter-reading system.

Jade Bird Haodi has developed the data acquisition and supervisory system for distribution transformer which has been tested in the laboratory and has prepared for the commencement of the small batch production of medium voltage products. Jade Bird Haodi currently has domestic users from Shandong, Jiangsu, Liaoning, Inner Mongolia, Guangdong, Guizhou, Shanxi, Henan and other provinces.

For the year ended 31 December 2002, the turnover and profit contributed from the remote meter-reading system were RMB7,434,000 and RMB187,000 respectively.

Semiconductor Manufacturing International Corporation ("SMIC")

The Company has completed the investment in SMIC, which in turn owned 100% interest in Semiconductor Manufacturing International (Shanghai) Corporation ("SMIC Shanghai"). SMIC Shanghai is China's first pure-play commercial IC foundry to achieve volume production for 8" wafers, and provide wafer fabrication services at 0.25μm and finer line technology and encompasses a comprehensive intellectual property (IP) library, design support, mask making and wafer testing.

SMIC has established several alliances with key industrial players such as Chartered from Singapore, Toshiba and Fujitsu from Japan and IMEC from Belgium and signed major foundry agreement with Infineon Technologies AG from Germany. With the cooperation with such international foundries, SMIC has acquired certain advanced technology in 0.18 micron design rules, 0.13 micron DRAM stacked technology, 0.15 micron low power SRAM process technology, 0.14 micron DRAM trench technology etc. It showed that SMIC has already been proceeding to be one of the world leading semiconductor manufacturers.

SMIC has been awarded the ISO14001 and ISO9001 certification for its world recognised product quality. At present, SMIC Shanghai has reached a production level of 30,000 wafers per month.

Staff

At present, the Group has employed approximately 220 employees. Among the employees, 6 of them possess the doctor degree, 23 of them possess the master degree and 113 of them possess the bachelor degree. Under the Group's organization structure, the research, development and technical support team has over 110 members while the marketing and sales team has 43 members.

For the purpose of reducing the operating cost and increasing the operating efficiency, the Group has laid off 2% of the redundant staff. However, due to the establishment of three subsidiaries and a business unit, the Group's total number of employees still increased by 2% as compared to last year.

OUTLOOK

Network Security Products

The Company anticipates that "security" would develop from communication security, information security to the era of information protection and from passive protection to active and all-round protection. Thus, the Company would continue to improve the existing technology and satisfy the request of customers by enhancing the functions of the products with "high function, high usage and high security".

The Company would develop various types of products and services so as to meet the demand for different level of security. The Company would endeavour to achieve technological break through for firewall products, protocol separating and filtering products, encryption and certification products, monitoring and auditing products, assessment and management products etc. such that the domestic security products could be advanced from low-end to high-end. The Company would also enhance the security system products with the functions of restriction of information in various level, invasion auditing, construction of effective protection, timely monitoring, easy tracking and periodical assessment.

Moreover, Jade Bird Netsoft would continue to improve the technology upgrade of software products, develop new markets and expand the operation. Jade Bird Netsoft has planned to participate in two to three major exhibitions for technology exchange and promotion of brand name. For research and development, Jade Bird Netsoft would further enhance the product quality and improve the product competitiveness.

Wireless Fire Alarm System

The Company would continue to develop the fire alarm products from civil construction to industrial properties and improve the function of the products. The technology of the wireless fire alarm products, including electronic sensors and detectors, has reached a leading position among the industry players. The Company would further refine the technology and the product appearance.

Moreover, the Company would establish technological cooperation with foreign enterprise for development of linkage system so that the Company's control system could be promoted to the market by incorporating their advanced technologies. Certain products have been sent for testing by government authorities. The Company would negotiate for building a manufacturing base and plan to export the fire alarm products in the near future so as to enhance the continuous development and enter into the world market.

In addition, the Company would unify the images of the sales agents over the country and would strive to fully establish the sales agents network in various provinces and cities.

Security ICs

The newly established BJSI would concentrate to develop the design of ICs and continue to refine the security ICs products to meet different demand of the customers. BJSI would start to develop the ICs of USB mouse circuits and the low power SRAM. The trial production is expected to commence in July to August 2003. BJSI would commence the development of applying the low power SRAM in mobile communication mode. Such product is widely applicable in PDA, vehicle unit box, GPS mobile phone and information utilisation in non-mobile application.

GPS Application System

The Company would continue the development of the 3rd generation GPS application system and commence the production of JB350M products. However, the market for the products would not be optimistic.

Smart Card Application System

The Company would continue to develop the application of smart card based on network and release the new generation system with both the smart card identification authentication and the linkage alarm system technology. Then, the market penetration for application of non-contact long distance smart card in logistics management could be further expanded. However, the market competition is very severe.

Digital Video Recorder

The technology development of digital video recording system would be mainly on the design of software and system function. The Company would establish technology cooperation and subcontract certain technology products. The Company would also continue to follow the technology update on international channel and DVR channel and prepare the development work. The research on MPEG-4 algorithm, embedded systems, and H323 framework are certain important projects.

The Company would endeavour to establish the sales agents and technology support network and adopt the strategy of differential concentration, with emphasis on financial institutes as the core for product development and provision of suitable and feasible total solution services. The Company would strive to expand various markets from mainly financial industry in the past to telecommunication, public security, transportation, power and construction etc. The Company would also provide the product maintenance, upgrade and localization services to the customers.

Remote Meter-reading System

Jade Bird Haodi would continue to improve its existing products and develop new products. For medium-voltage meter-reading systems, the design of the first generation products has been formulated. The trial production of the second-generation products is commenced. It is expected that three to four product types would be developed. For low-voltage meter-reading systems, Jade Bird Haodi would continue to improve the pre-sales and after-sales technology support services, and to provide a complete remote meter-reading solution to the customers. Jade Bird Haodi would endeavour to develop the market for small district specialized products and establish commercial alliance with the property developers for provision of auxiliary products. Jade Bird Haodi would also start the cooperation with Power Bureau for development of high-end products so as to develop and produce high value added products.

SMIC

In January 2003, SMIC has formed foundry partnership with Elpida Memory Inc from Japan and engaged in an agreement with Artisan Components Inc for development and delivery of the widely-used design platform for SMIC's advanced 0.18 micron CMOS process.

Currently, SMIC is building one of the world-class wafer fab facilities which includes six to nine wafer fabs. At present, three fabs have already been built and two of them are under operation. In addition to increase the manufacturing capacity of the Shanghai plant, SMIC is planning to build a new plant in Beijing so as to enhance the productivity and compete with the world semiconductor industry.

The Company expects that the global semiconductor industry would gradually recover in year 2003. The demand for integrated circuits would then increase in second half of the year. The Company also believes that SMIC would obtain a number of new purchase orders and its production level would also increase. As the operation of SMIC is maturing, the Company expects that the return from the investment in SMIC would be one of the major sources of revenue in future.

Summary

In view of the global economic depression, the Company expects that the business in 2003 will be very challenging. However, due to the China market is still developing and the demand for high tech product is still increasing, the Company believes that the business in 2003 will be further growing.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong, aged 39, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is the director and general manager of Beijing Beida Jade Bird Limited and the chairman of the board and authorised representative of Weifang Beida Jade Bird Huaguang Technology Company Limited, Shenzhen Macat Optics and Electronics Company Limited and Beijing Beida Culture Development Company Limited.

Mr. Xu Zhi Xiang, aged 38, is an executive Director and the president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor degree in computer science and technology specialising in software and subsequently obtained a master degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the chairman of the board of Beijing Tianqiao Beida Jade Bird Company Limited and Wuhan Beida Jade Bird Netsoft Company Limited, the director and general manager of Beijing Tianqiao Beida Jade Bird Commercial Information System Company Limited and the director of Shenzhen Macat Optics and Electronics Company Limited.

Prof. Zhang Wan Zhong, aged 40, is an executive director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Prof. Zhang graduated from Peking University with a master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University including the professor of the Remote Sensing and Geographic Information System Department of Peking University which was responsible for the State's focal science and technology project relating to key problem's solving. Prof. Zhang is also the director and general manager of Hainan China Commerce and Tourism Company Limited and the non-executive director of Shenyang Public Utility Holdings Company Limited.

Prof. Chen Zhong, aged 40, is an executive Director of the Company. He is responsible for the overall technology, product research and development of the Company. Prof. Chen graduated from the Computer Science and Technology Department of Peking University with a doctorate degree in computer science and technology in 1989. Prof. Chen participated in the research and development of the State focal science and technology project relating to "Software Engineering Environment Jade Bird System". Since 1995, Prof. Chen has been principally engaged in the research of network and information security system, software domain-specific software engineering, etc. Prof. Chen participated in certain State's research subjects including "Internet security technology and strategy research", "Internet information automatic search and recognition technology", "Internal network security system" and the State torch project of "Regional banking and financial network security". Prof. Chen received awards including the State's Science and Technology Achievement Award of Youth in 1996, the Special Awards in Advancement of Science and Technology by the Ministry of Electronic Industry, the Second Awards in the State's Science and Technology Advancement in 1998. Prof. Chen is also the director of Beijing Beida Jade Bird Company Limited and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, and the rector of Peking University Software Science Institute.

EXECUTIVE DIRECTORS (Cont'd)

Prof. Liu Yue, aged 41, is an executive Director and vice president of the Company. She is responsible for product research and development and corporate relations of the Company. She is an expert in IC design and ICCAD. She was awarded the Second Prize of Technological Achievement in Beijing and the Antai Prize of Peking University. She is currently the chairman of the board of Beijing Beida Jade Bird Silicon Innovation Company Limited and Beijing Jade Bird First MEMS Company Limited, and the general manager of Beijing Beida Yu Huan Microelectronics System Engineering Company.

NON-EXECUTIVE DIRECTORS

Prof. Yang Fu Qing, aged 70, a famous computer expert, is a non-executive Director. She is a fellow of the Science Institute of the PRC and a professor of the Information and Engineering Department of Peking University. Prof. Yang has over 40 years of experience in the research of process automation and system software. She has developed the operation system of the first computer made in the PRC and the first PRC's operation system using pure high level computer language. Owing to her great achievement in scientific research, Prof. Yang received numerous honorary awards, such as the Second Awards in State's Advancement of Technology in 1998, the Special Award in Advancement of Technology by the Ministry of Electronic Industry in 1996, the First Prize of Technological Achievement from Guanghua Technology Fund and the "He Liang-He Li" Fund-Advancement of Science and Technology in 1997. Prof. Yang has nurtured more than 100 postgraduate and postdoctorate students. She has published more than 70 thesis and 6 publications. Prof. Yang is the chairman of the board of Beijing Beida Jade Bird Software System Company and Beijing Beida Jade Bird Company Limited. Prof. Yang is the wife of Prof. Wang Yang Yuan.

Prof. Wang Yang Yuan, aged 68, a famous microelectronics expert, is a non-executive Director. Prof. Wang, is a fellow of the Science Institute of the PRC and a professor and head of the Institute of Microelectronics of Peking University. Prof. Wang specializes in the research of microelectronics and has successfully developed PRC's first piece of three-type 1024 bit MOSDRAM. He is recognised as one of the major explorers of gate terminal N channel technology. In the research of polysilicon chips, Prof. Wang introduced stress enhanced oxidation model for thin polysilicon film oxidation, feature parameter and engineering application formula and has recently commenced research in new structure circuit and MEMS, circuit simulation of CMOS/SOI circuit, etc. Prof. Wang was awarded at the national and departmental levels including the Pan Wenyuan Certificate, the National Science Society Award, the National Invention Award, and the First Prize of Technological Achievement from National Teaching Committee. Prof. Wang has nurtured dozens of graduates, doctorate students and post-doctorate students and published more than 150 thesis and 20 publications. Prof. Wang is the director and chief consultant of Beijing Beida Jade Bird Company Limited. Prof. Wang is the husband of Prof. Yang Fu Qing.

Prof. Han Ru Qi, aged 64, is a non-executive Director. Prof. Han is a professor and tutor of doctorate students of Peking University. He was awarded the National Special Prize in the Second Annual National High School Excellent Teaching Publication Competition in 1992 and the Second Prize of State Technological Achievement in 1996. He is currently a standing committee member of the National Political Consultative Conference, member of Minge Beijing Chief Committee, vice-chairman of the Beijing Political Consultative Conference and standing committee member of the Central Cultural Reform Committee.

NON-EXECUTIVE DIRECTORS (Cont'd)

Mr. Xing Huan Lou, aged 54, is a non-executive Director. Mr. Xing studied in Beijing Economics Institute and State Social Science Post-Graduate Institute. He was the chief economist of Beijing City Planning Committee. Mr. Xing joined Beijing Integrated Investment Company since May 1997 and was appointed as the general manager and authorised representative. He is currently the general manager of Beijing International Power Development and Investment Corporation.

Mr. Lo Lin Shing, Simon, aged 47, non-executive Director. Mr. Lo possesses over 20 years of working experience in the financial, securities and futures industries. He has been a member of the Chicago Mercantile Exchange and IMM since 1986. Mr. Lo is the chairman of Asia Logistics Technologies Limited, Cyber On-Air Group Company Limited and New World CyberBase Limited, and the deputy chairman of Tai Fook Securities Group Limited. He is also an executive director of Asean Resources Holdings Limited and The Kwong Sang Hong International Limited, all of which are companies whose shares are listed on the Stock Exchange.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Prof. Nan Xiang Hao, aged 67, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Nan is currently a part-time professor in the graduate school of University of Science and Technology of China. Prof. Nan was previously a supervisor of The Third Information Cryptology Commissary of The Chinese Computer Association. Prof. Nan was awarded various science awards such as the Second Prize of State Technological Achievement.

Ms. Liu Yong Ping, aged 68, is an independent non-executive Director and a member of the audit committee of the Company. Ms. Liu graduated from the Faculty of National Politics of the People's University of China and was the editor of "Frontier" magazine. Ms. Liu was the deputy head and researcher of Beijing Social Science Institute and the deputy chief editor of "Research on the Special Characteristics of Socialism in the PRC". Ms. Liu resigned as an independent non-executive director and a member of the audit committee of the Company in April 2002.

Prof. Chin Man Chung, Ambrose, aged 37, is an independent non-executive Director and a member of the audit committee of the Company. He graduated from the Chinese Language and Literature Department of Peking University with a master degree in Literature. Prof. Chin is currently a professor of the faculty of history of Fudan University and a researcher of morality and religion research centre of Tsinghua University. Prof. Chin has publication of thesis "Fu Ji Ya" etc. and received the First Prize of "Ji Xianlin" Oriental Literature Prize. Prof. Chin was appointed as an independent non-executive Director and a member of the audit committee of the Company in April 2002.

SUPERVISORS

Mr. Zhang Yong Li, aged 38, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Beijing Beida Jade Bird Company Limited mainly in the areas of accounting and administration and was appointed as deputy general manager and chief financial officer of Beijing Beida Jade Bird Company Limited since November 1998. Mr. Zhang is also the chairman of the supervisory committee of Shenzhen Macat Optics and Electronics Company Limited.

Mr. Fan Yi Min, aged 44, is a Supervisor. Mr. Fan graduated from Hangzhou University with a bachelor degree in Chinese language. He worked in Zhejiang Provincial Committee in 1982 and Zhejiang Foreign Trade Company in 1991. Mr. Fan is currently a vice-president of Beijing Beida Jade Bird Company Limited.

Mr. Li Chun, aged 35, is a Supervisor and a research supervisor of the Company. He graduated with a bachelor degree in electronics and communication from the Department of Information Engineering System of Peking University. After his graduation, he remained in the university to engage in the development of electronic products. In February 1995, Mr. Li joined Beijing Beida Jade Bird Company Limited. Mr. Li was appointed as the head of Mechan-engineering Unification Research Centre and Beida Jade Bird Information Project Limited which were responsible for the development and organisation of electronic and information products.

Mr. Du Hong, aged 50, is an independent Supervisor. He is currently a member of the qualification assessment committee of the State's Office senior engineering technology, a member of the assessment committee of the State's Science and Technology Advancement Award and a member of the strategic research expert committee of the State's "Eight, Six, Three" Plan relating to information security technology development. He was a senior engineer and the president of the State Secrecy Bureau.

Ms. Lu Qing, aged 38, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor degree in economics and subsequently obtained a master degree in economics and politics. In 1996, Ms. Lu obtained a master degree in business administration from HEC School of Management, Paris, France. Ms. Lu has extensive experience in investment consulting.

SENIOR MANAGEMENT

Mr. Duan Yun Suo, aged 36, is a research manager and vice president of the Company. He obtained a doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. Since 1997, he was an associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication.

Ms. Calvinna Yang, aged 32, is the chief financial officer and the company secretary of the Company. She has over 10 years of experience in management accounting, public accounting, taxation and financial management in Hong Kong and the PRC. Ms. Yang holds a bachelor's degree in accounting from the Hong Kong Polytechnic University, and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business Objectives as stated in the Prospectus	Actual business progress up to 31 December 2002
1. Embedded Systems	
1.1 Software	
Continue to encourage internally the use of small-scale embedded system software library for enhancement of the Company's existing products	The development of the compiling software of the embedded microprocessor has been completed and passed the performance test.
Continue to improve the operation of embedded system software library	The development on improvement of the embedded system has been continued.
Continue to replenish new software components to small-scale embedded system software library; commence object-oriented software engineering	The development of infrared remote control receive and dispatch system software has been completed. Embedded system software has been applied for the related application using USB connect circuit.
1.2 Hardware	
1.2.1 Embedded Microprocessor	
Complete ASIC by using embedded microprocessor as core	The proprietary 32-bit processing core has been adopted in the design of chip encryptor. The design of the chip layout design has been completed.
Conduct integrated testing of embedded microprocessor	The chip testing program has been completed.
Integrate IP core with algorithm IP core and connect to EEPROM, ROM, RAM and other I/O bus to advocate employment of embedded microprocessor	The research on the realization of RSA encryption algorithm in ASIC products and the design of the algorithmic IP core have been completed. The EEPROM, Flash memory, RAM have been successfully integrated with the ASIC design and application of various kinds of information buses and I/O buses.

1.2.2 ASIC

Continue to replenish new cell/module to the library	The library SCI interface module has been integrated with the encryption specific algorithm module. The IP library has been primarily established.
Refine the existing cell/module	The circuit and domain designs of barrel shift register have been completed.
	The circuit design of Σ–Δ modulator has been completed and the domain design is to be completed.
	The domain design of the noise source has been completed.
	Transceiver, Regulator and SIE module are still under research and development.
Amount to be financed by the net proceeds from the Placing: RMB23,000,000	**Amount utilized by the net proceeds from the Placing: RMB4,200,000**

2. Products Development

2.1 Security ICs

Conduct research and development or COS	For the design and development of smart card chips, the development of chip operating system has been completed.
Complete development of COS	The Company has also completed the development of three new product types: LPSRAM, HSRAM and SDRAM.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

2.2 Network Security Products

Commence research and development of high speed mainframe control system	The double chip and low-cost hardware design and software design of encryption card have been completed. The integration of transparent network bridge and VPN function in accordance with IPSEC standard has been commenced and under the basic technology testing stage. The firewall system platform based on the disk on chip has been newly developed and proceeded to system integration stage.
Continue development of security gateway for e-commerce and bank electronic clearing system	The low-cost SJY01-B data encryption card has been under performance testing.
Commence commercialization of application specific security gateway	The stability and reliability test of the router net bridge firewall systems developed based on disk on chip and hard disk has been completed.
Develop virtual host/virtual proxy server	The VPN function has been integrated into the firewall system. The Jade Bird firewall products have been developed to link with various IDS products and to realize the mail proxy function. The batch production has been commenced.

2.3 Smart Card Application System

Continue research and develop application specific Smart Card Application System	For the network chip card on LINUX application platform, research and development on the automatic application system with the function of identity recognition and image collection has been conducted.
Refine and improve intelligence household management	The development of smart card in network application and management in the internet have been commenced.

2.4 GPS Application System

Commence software design of 3rd generation GPS Application System JB-350M	Design of the 3rd generation GPS application system software for the public/specific network has been commenced. The central platform software of the public/specific network auto dispatch and monitor system has been developed. The GPS logistics auto-dispatch and monitor system based on WEB GIS technology has been examined and improved. For JB-350M GPS application system, debug on each sub-system as well as the whole system has been conducted.
Conduct preliminary testing on 3rd generation GPS Application System JB-350M	The combine debug of the basic station and vehicle boxes of the 3rd generation GPS application system have been completed. The environmental test and improvement for the vehicle boxes have also been conducted.

2.5 WFAS

Commence and complete research and development of home wireless alarm system	The linkage type and the fire fighting type of LN1010 controllers have been released. The auxiliary functions of the fire alarm controller with the same specification have also been improved. The read-write and display functions of the encoder has been enhanced. The design of merging the circuits of detective unit and addressable interface has been adopted to lower the manufacturing cost and increase the overall technological level. The development and examination of wireless communications between region and central controllers have been completed. The development of software program and system integration for PC display operating system in wireless fire alarm control centre have been completed.
Amount to be financed by the net proceeds from the Placing: RMB27,000,000	**Amount utilized by the net proceeds from the Placing: RMB2,900,000**

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

3. Production

3.1 Security ICs

Commence full-scale production of the 1st, 2nd and 3rd generation of Security ICs	The production, promotion and sale of the 1st, 2nd and 3rd generation Security ICs have been continued. The 3rd generation Security ICs was under the authentication by China State Cryptography Control Authority Office.

3.2 Network Security Products

Commenced full-scale production of application specific security gateway	The market research has been completed and the full-scale production of application specific security gateway has been commenced.
Continue production of existing Network Security Products	995 sets of the existing gateway firewall products has been continued.

3.3 Smart Card Application System

Commence full-scale production of security and intelligent Smart Card Application System	The Company has promoted the commencement and application of the smart card application systems in Peking University, Northeast Agriculture University, Northeast Normal University, Beijing Military Armory, Juran Furniture City, Inner Mongolia Prison Management Bureau etc.

3.4 GPS Application System

Continue full-scale production of (JB230M) and (JB420M) products	The full scale production of the vehicle boxes of JB-230M and JB-420M application systems have been commenced.

3.5 WFAS

Continue full-scale production and assembly of existing WFAS products	Full-scale production of the existing fire alarm system products, including approximately 150,000 sets of fire alarm detector and approximately 1,100 sets of controller, has been continued.

4. Relevant approvals and permits

4.1 Network Security Products

In May, the SJY01-B PCI Data Encryption Chip passed the technology examination and was granted the "Technology Examination Certificate" by China State Cryptography Control Authority Office ("CSCCAO").

In June, the "SIK01 Secret Key Management Centre System" passed the security examination by CSCCAO.

The sales permit for Jade Bird Gateway Firewall JB-FW1 products has been renewed.

The examination of the Jade Bird Gateway Firewall JB-FW1/1000 has been conducted and passed by the Product Testing Centre of the Public Security Ministry. The Computer Information System Security Specific Products Sales Permit has also been obtained.

4.2 WFAS

On October 17, the examination of the JB-TG-JBF-11S (linkage type) fire alarm controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

On October 25, the examination of the JBF-191F/D fire display dish was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

On October 31, the examination of the JB-QB-JBF-11S/CE2 gas-type fire-fighting controller was passed by the National Fire Fighting Electronics Quality Supervision and Test Center.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

5.	**Marketing activities**	
5.1	Continue placing advertisement on industry-related and professional magazines	The Company has advertised in the following science and technology magazines: – China Public Security – Huicong Business Information – China Public Security Index – Information and Network Security – Security Technology Information The Company has advertised in the following fire industry magazines: – Fire Prevention Product and Technology Information – Asia Fire Prevention and Security The Company's fire alarm products and projects quotation has been listed in the magazine "Beijing Project Cost Information" as the market reference prices.
5.2	Establish a comprehensive sales network in China	The Company has continued to establish sales agents in the country and has newly contracted with eight sales agents.
5.3	Participate in professional and industry-related exhibitions in China	During May 23 to 28, the Company has participated in the "China Beijing International Science and Technology Industry Exposition" organized by the Ministry of Science and Technology, Ministry of Foreign Trade and Economic, Ministry of Education, Ministry of Information Industry and China Council for Promotion of International Trade in Beijing. During June 5 to 7, the Company has participated in the "Network Information Security Products Exhibition" organized by the Ministry of Information Industry in Beijing. During September 18 to 21, the Company has participated in "2002 Suzhou International Public Security Products and Technology Equipment Exhibition" to promote the JBDVR digital video recorder products.

5.3 Participate in professional and industry-related exhibitions in China (Cont'd)	In October, the Company has participated in "the Ninth China International Fire Prevention Equipment Technological Exchange Exhibition" which is sponsored by China Fire Prevention Association. Such exhibition has the highest recognition in the fire prevention industry. During October 12 to 17, the Company has participated in "the Fourth China Hi-Tech Fair" sponsored by China Ministry of Foreign Trade and Economic Cooperation, China Ministry of Science and Technology, China Ministry of Information Industry, China State Development Planning Commission, Chinese Academy of Sciences and the Shenzhen Government once every year in Shanghai. During October 29 to November 2, the Company has participated in "2002 China International Communication Equipment Technology Exhibition" organized by Beijing China International Exhibition Centre.
5.4 Conduct trade show and seminars for the Company's new products	On June 14, the Company has co-organized the "Network Security Technical Seminar" with Zhejiang Provincial Government Information Centre in Hangzhou. During June 26 to 28, the Company has participated in the "2002 China International Software Exposition and Technology Seminar" in Beijing.
Amount to be financed by the net proceeds from the Placing: RMB14,000,000	**Amount utilized by the net proceeds from the Placing: RMB1,300,000**

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Group is the research, development, manufacturing, marketing and sale of embedded systems products, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, digital video recorder systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sale of computer products and the provision of total solution services through the application of its existing embedded system products.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2002 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 41 to 84 of this Annual Report.

The directors do not recommend the payment of a final dividend in respect of the year (2001: RMB4,820,000).

USE OF PROCEEDS FROM THE COMPANY'S PLACEMENT OF NEW SHARES

The proceeds from the Company's issue of new shares at the time of its listing on the Growth Enterprise Market (the "GEM") in July 2000, after deduction of related issuance expenses, amounted to approximately RMB277.7 million. Included in the above net proceeds, approximately RMB38 million was planned to provide additional working capital of the Group. The remaining net proceeds of approximately RMB239.7 million was planned and applied to achieve the business objectives as set out in the prospectus of the Company dated 27 July 2000 ("Prospectus"), of which an amount of approximately RMB64 million was to be applied for the year ended 31 December 2002 as follows:

	Original plan for the year ended 31 December		**Amount utilised for the year ended 31 December**	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Development of embedded technology	**23,000**	15,600	**4,200**	11,100
Product development	**27,000**	18,300	**2,900**	16,000
Marketing activities	**14,000**	17,000	**1,300**	6,600
	64,000	50,900	**8,400**	33,700

USE OF PROCEEDS FROM THE COMPANY'S PLACEMENT OF NEW SHARES (Cont'd)

Due to the rapid changes of science and technology, the Company has continuously reassessed the feasibility of the research and development projects originally stated in the Prospectus. The Company has strictly selected the projects with economic value for further development and controlled the research and development costs. Thus, the amount utilised for the year was less than the original planned amount. As at 31 December 2002, the unutilised amount of RMB55.6 million for the year was to be applied by the Group as working capital.

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five years, as extracted from the summary of financial information in the accountants' report in the Prospectus for the two years ended 31 December 1999, and from the audited consolidated financial statements of the Company for the three years ended 31 December 2002 and reclassified as appropriate, is set out on page 3 of this Annual Report. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in Note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, and details of the Company's share option scheme are set out in Notes 26 and 27 to the financial statements, respectively.

For the year ended 31 December 2002, no share options were granted by the Company (2001: Nil).

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the Company Law of the PRC which oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in Note 28 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2002, in accordance with the PRC Company Law, an amount of approximately RMB251 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB17 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in Note 28 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had, as detailed in Note 28 to the financial statements, retained profits of approximately RMB74 million available for distribution as dividend.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, sales to the Group's five largest customers accounted for less than 30% of the total sales for the year. Purchases from the Group's five largest suppliers accounted for 51% of the total purchases for the year and purchases from the largest supplier included therein amounted to 13%.

The Group has sold certain products and provided certain services to certain companies with the same ultimate controlling shareholder of the Company, details of which are set out in the note "Connected transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

DIRECTORS AND SUPERVISORS

The directors and supervisors of the Company who held office during the year and up to the date of this report were:

Executive directors:
Mr. Xu Zhen Dong
Mr. Xu Zhi Xiang
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Prof. Liu Yue

Non-executive directors:
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent non-executive directors:
Prof. Nan Xiang Hao
Ms. Liu Yong Ping (resigned on 30 April 2002)
Prof. Chin Man Chung, Ambrose (appointed on 30 April 2002)

DIRECTORS AND SUPERVISORS (Cont'd)

Supervisors:
Mr. Zhang Yong Li
Mr. Fan Yi Min
Mr. Li Chun
Mr. Du Hong
Mr. Lu Qing

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the directors and supervisors has entered into a service contract with the Company for an initial term of three years. Pursuant to the Company's article of association, each director and supervisor is eligible for re-election upon expiration of the term of services.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Profile of the directors and supervisors of the Company, and the senior management of the Group are set out on pages 17 to 20 of this Annual Report.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which any of the Company's directors and supervisors or members of its management had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONTRACTS OF SIGNIFICANCE

The Company has entered into certain contracts with related companies of the Group. Further details of the transactions undertaken in connection with these contracts during the year are explained in the note "Connected transactions" below and included in Note 33 to the financial statements. The contract terms have been reviewed by the independent non-executive directors.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 December 2002, except for those shares held through Heng Huat Investments Limited ("Heng Huat"), none of the directors and the supervisors of the Company or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

HENG HUAT

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat, respectively. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they hold the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), details of this company are set forth in the paragraph headed "Substantial shareholders" below.

The beneficial interests of the directors and supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97
Prof. Zhang Wan Zhong	Other	21,732,240	2.25
Prof. Liu Yue	Other	21,732,240	2.25
Mr. Xu Zhi Xiang	Other	8,086,500	0.84
Prof. Chen Zhong	Other	8,086,500	0.84
Prof. Yang Fu Qing	Other	12,129,750	1.26
Prof. Wang Yang Yuan	Other	12,129,750	1.26
Mr. Zhang Yong Li*	Other	4,043,250	0.42
Mr. Li Chun*	Other	336,680	0.03
Mr. Fan Yi Min*	Other	151,600	0.02

* *Supervisors*

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

Apart from as disclosed under the heading "Directors' and Supervisors' interests in shares" above, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director and supervisor or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors and supervisors to acquire such rights in any other body corporate.

EMPLOYEE SHARE OPTION SCHEME

The Company conditionally approved a share option scheme on 5 July 2000, pursuant to which the board may, at its discretion, grant share option to any full-time employees of the Group to subscribe for shares in the Company, subject to a maximum of 30% of the Company's shares in issue at the date of grant. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H shares imposed by the relevant PRC law and regulations have been abolished or removed. No options have been granted by the Group to any employees since the date of establishment of the share option scheme.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of promoters' shares	Approximate effective interests in the Company
Peking University *(Note (1))*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note (2))*	136,345,350	14.14%
Dynamic Win *(Note (3))*	220,000,000	22.82%
Heng Huat *(Note (3))*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University; and

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

SUBSTANTIAL SHAREHOLDERS (Cont'd)

Notes: (Cont'd)

(2) The interests of Jade Bird Software comprise:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software; and

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly-owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Heng Huat is a company incorporated in the British Virgin Islands, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section headed "Directors' and Supervisors' interests in shares" above, had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

SPONSOR'S INTERESTS

As at 31 December 2002, neither Tai Fook Capital Limited (the "Sponsor"), nor any of its respective directors or employees or associates (as referred in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interest in the share capital of the Company or of any members of the Group, or had any rights to subscribe for or to nominate persons to subscribe for the share capital of the Company or of any members of the Group.

Pursuant to the agreement dated 19 July 2000 between the Company and the Sponsor, the Sponsor is entitled to receive a fee for acting as the Company's sponsor for the period from 27 July 2000 to 31 December 2002.

CONNECTED TRANSACTIONS

Upon the listing of the H shares of the Company on the GEM on 27 July 2000, transactions between the Company and its connected persons or their respective associates (as the respective terms are defined by the GEM Listing Rules) are governed by and are required to comply with the requirements of the GEM Listing Rules. The Company had the following connected transactions as recorded in its financial statements for the year ended 31 December 2002:

Sale of embedded systems products and provision of total solution services to:		*RMB'000*
(a)	Beijing Tianqiao	7,465
(b)	Beijing Aptech Beida Jade Bird IT Company Limited	948
(c)	Peking University	278
(d)	Weifang Beida Jade Bird Huaguang Sci-Tech Company Limited	17
		8,708
(e)	Royalty fee for the Global Positioning System technology charged by Beijing Tianqiao	164
(f)	Rental expense for equipment charged by The Institute of Microelectronics of Peking University	1,260
(g)	Rental income for equipment earned from The Institute of Microelectronics of Peking University	1,260
(h)	Purchase of 51% equity interests in Beijing Jade Bird Haodi Electric System Company Limited from Beijing Beida Jade Bird Limited	9,650

A waiver has been granted by The Stock Exchange of Hong Kong Limited to the Company for (a) and (e) to (g) above from strict compliance with the requirements of the connected transaction rules of the GEM Listing Rules in respect of the connected transactions set out above.

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into by the Company in the ordinary and usual course of its business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there is no available comparison, on terms not less favourable than those available from or to (as appropriate) independent third parties; and

4. the transactions were entered into in accordance with the terms of the agreements governing such transactions.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in Note 32 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee has two members comprising the two independent non-executive directors of the Company. An audit committee meeting was held in March 2003 to review the Group's annual report and provide advice and recommendations to the board of directors.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with the board practices and procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules during the year.

AUDITORS

During the year, Arthur Andersen & Co. resigned as auditors of the Company and Ernst & Young were appointed by the directors to fill the casual vacancy so arising. There have been no other changes of auditors in the past three years. A resolution for the reappointment of Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board of Directors,
XU ZHEN DONG
Chairman

Beijing, the PRC, 28 March 2003

REPORT OF THE SUPERVISORY COMMITTEE

To the Shareholders:

For the year ended 31 December 2002, the Supervisors of the Supervisory Committee have strictly complied with the requirements of the "Company Law of The People's Republic of China", "Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited" and the Articles of Association of the Company and adhered to the principles of honesty and integrity in discharging our supervisory duties and obligations faithfully and safeguarding the interests of the shareholders, the Company and its staff and be responsible to the shareholders.

During the period of this Report, three meetings of the Supervisory Committee were held.

(1) The fifth meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 28 March 2002. The agenda of the meeting was the review of the report of the 2001 annual results of the Company.

(2) The sixth meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 13 August 2002. The agenda of the meeting was the review of the report of the 2002 Interim results of the Company.

(3) The seventh meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 27 March 2003. The agenda of the meeting was the review of the report of the 2002 annual results of the Company.

During the period of this Report, the Supervisory Committee was present at all the major activities of the Company, such as the meetings of the Board of Directors and had discharged its supervisory functions over the Board of Directors and its members and senior management, such as general manager, deputy general managers, and the operations management of the Company.

As a result of our work, the Supervisory Committee is in a position to express its independent opinion in respect of the following matters:

1. The Supervisory Committee has verified the financial information such as the financial and performance reports and the profit appropriations proposal to be submitted to the Annual General Meeting by the Board of Directors in a serious manner. We are of the opinion that the financial statements audited by Ernst & Young for the year ended 31 December 2002 have reflected truly and fairly the conditions of the operating results and the assets of the Company and of the Group.

2. The management of the Company was able to execute the affairs of the Company in accordance with the "Company Law of The People's Republic of China" and the Articles of Association of the Company and establish a proper internal control system. During the period of this Report, the Supervisory Committee has not discovered any act of the management, in the performance of their duties, that prejudiced the interests of the Company and its staff, or contravened the laws and regulations of the State and the Articles of Association of the Company.

3. During the year, the Company was not threatened with any major litigation nor was there any matter that the Supervisory Committee had intervened with or threatened against the Board of Directors.

4. The connected transactions of the Company, which have fully complied with the relevant provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, were fair and reasonable. We have not discovered any act that prejudiced the interests of the Company.

We would like to express our appreciation for the strenuous supports given by the Shareholders, Directors and all staff to the work of the Supervisory Committee during the year.

By order of the Supervisory Committee
ZHANG YONG LI
Chairman

Beijing, the PRC, 28 March 2003

REPORT OF THE AUDITORS

ERNST & YOUNG
安永會計師事務所

To the members
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 41 to 84 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong, 28 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2002

	Notes	2002	2001
		RMB'000	*RMB'000*
TURNOVER	5	**250,463**	124,617
Other revenue	5	**1,260**	1,260
Operating expenses			
Materials and equipment		**(138,334)**	(51,904)
Employee costs		**(20,595)**	(17,876)
Depreciation of property, plant and equipment		**(3,494)**	(4,235)
Amortisation of goodwill and intangible assets		**(5,619)**	(875)
Other operating expenses		**(20,113)**	(15,456)
Total operating expenses		**(188,155)**	(90,346)
PROFIT FROM OPERATING ACTIVITIES	6	**63,568**	35,531
Finance income/(costs)			
Interest income		**4,851**	12,265
Interest expense		**(24,268)**	(11,228)
PROFIT BEFORE TAX		**44,151**	36,568
Tax	9	**(1,300)**	–
PROFIT BEFORE MINORITY INTERESTS		**42,851**	36,568
Minority interests		**(205)**	942
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	10	**42,646**	37,510
Proposed final dividend	11	**–**	4,820
EARNINGS PER SHARE – Basic (RMB cents)	12	**4.4**	3.9

CONSOLIDATED BALANCE SHEET

31 December 2002

	Notes	2002	2001
		RMB'000	*RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	*13*	**9,404**	9,400
Intangible assets	*14*	**760**	–
Goodwill	*15*	**24,366**	16,625
Long term investment	*16*	**510,968**	386,440
		545,498	412,465
CURRENT ASSETS			
Inventories	*18*	**16,648**	16,491
Trade receivables	*19*	**73,075**	40,507
Due from shareholders	*20*	**9,372**	24,627
Due from related parties	*21*	**6,670**	732
Prepayments, deposits and other receivables		**19,991**	9,785
Loan receivable	*22*	**–**	33,939
Cash and cash equivalents	*23*	**206,701**	292,826
		332,457	418,907
CURRENT LIABILITIES			
Short term bank loans	*24*	**363,060**	393,060
Trade payables	*25*	**16,359**	11,874
Advances from customers		**7,649**	8,890
Accrued liabilities and other payables		**25,407**	11,993
Due to shareholders	*20*	**11,304**	–
Due to related parties	*21*	**2,300**	–
Tax payable		**1,294**	–
		427,373	425,817
NET CURRENT LIABILITIES		**(94,916)**	(6,910)
TOTAL ASSETS LESS CURRENT LIABILITIES		**450,582**	405,555
MINORITY INTERESTS		**8,759**	1,558
		441,823	403,997
CAPITAL AND RESERVES			
Share capital	*26*	**96,400**	96,400
Reserves		**345,423**	302,777
Proposed final dividend	*11*	**–**	4,820
		441,823	403,997

XU ZHEN DONG
Director

XU ZHI XIANG
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2002

	Issued share capital	Capital reserve	Statutory reserve funds	Proposed final dividend	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 31 December 2000 and 1 January 2001	96,400	251,271	4,664	4,820	14,152	371,307
Profit for the year	–	–	–	–	37,510	37,510
Transfer to statutory reserve funds	–	–	5,678	–	(5,678)	–
Settlement of dividend	–	–	–	(4,820)	–	(4,820)
Proposed final dividend	–	–	–	4,820	(4,820)	–
As at 31 December 2001 and 1 January 2002	96,400	251,271	10,342	4,820	41,164	403,997
Profit for the year	–	–	–	–	42,646	42,646
Transfer to statutory reserve funds	–	–	6,307	–	(6,307)	–
Settlement of dividend	–	–	–	(4,820)	–	(4,820)
As at 31 December 2002	**96,400**	**251,271**	**16,649**	**–**	**77,503**	**441,823**

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2002

	Notes	2002	2001
		RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit from operating activities		**63,568**	35,531
Adjustments for:			
Provision for doubtful debts	6	**4,426**	2,335
Provision for obsolete and slow-moving inventories	6	**208**	1,145
Loss on disposal of property, plant and equipment	6	**97**	92
Depreciation of property, plant and equipment	6	**3,494**	4,235
Amortisation of goodwill and intangible assets	6	**5,619**	875
Operating profit before working capital changes		**77,412**	44,213
Decrease/(increase) in inventories		**4,801**	(14,667)
Increase in trade receivables		**(36,809)**	(16,246)
Decrease in amounts due from shareholders		**15,255**	–
Increase in amounts due from related parties		**(5,938)**	–
Increase in prepayments, deposits and other receivables		**(9,184)**	(14,656)
Increase in trade payables		**2,504**	7,252
Increase/(decrease) in advances from customers		**(3,276)**	7,094
Increase in accrued liabilities and other payables		**11,008**	2,172
Increase in amounts due to shareholders		**11,304**	–
Increase in amounts due to related parties		**2,300**	–
Cash generated from operations		**69,377**	15,162
PRC corporate income tax paid		**(6)**	–
Net cash inflow from operating activities		**69,371**	15,162
INVESTING ACTIVITIES			
Decrease in bank deposits with maturity over three months		**81,457**	34,077
Advances of loan		**–**	(125,854)
Receipt of loan receivable		**33,939**	91,915
Purchases of property, plant and equipment		**(2,690)**	(1,990)
Purchases of long term investment		**(124,528)**	(388,440)
Acquisition of subsidiaries	29(a)	**(9,224)**	–
Acquisition of businesses	29(b)	**(3,000)**	(16,295)
Interest received		**5,162**	13,661
Net cash outflow from investing activities		**(18,884)**	(392,926)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2002

	Notes	**2002**	2001
		RMB'000	*RMB'000*
FINANCING ACTIVITIES			
New bank loans		**360,000**	390,000
Repayment of bank loans		**(390,000)**	–
Settlement of dividend		**(4,820)**	(4,820)
Interest paid		**(24,335)**	(10,482)
Contribution from a minority shareholder of a subsidiary		**4,000**	2,500
Net cash (outflow)/inflow from financing activities		**(55,155)**	377,198
DECREASE IN CASH AND CASH EQUIVALENTS		**(4,668)**	(566)
Cash and cash equivalents at beginning of year		**114,623**	115,189
CASH AND CASH EQUIVALENTS AT END OF YEAR		**109,955**	114,623
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and cash equivalents presented in the balance sheet		**206,701**	292,826
Less: Time deposits with banks with original maturity of more than three months when acquired		**(96,746)**	(178,203)
Cash and cash equivalents for the purpose of the cash flow statement		**109,955**	114,623

BALANCE SHEET

31 December 2002

	Notes	2002	2001
		RMB'000	*RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	*13*	**4,778**	7,311
Goodwill	*15*	**2,184**	–
Interests in subsidiaries	*17*	**571,973**	412,093
		578,935	419,404
CURRENT ASSETS			
Inventories	*18*	**3,756**	13,309
Trade receivables	*19*	**54,522**	36,519
Due from shareholders	*20*	**9,293**	24,627
Due from related parties	*21*	**5,301**	486
Prepayments, deposits and other receivables		**6,347**	5,893
Loan receivable	*22*	**–**	33,939
Cash and cash equivalents	*23*	**168,819**	287,009
		248,038	401,782
CURRENT LIABILITIES			
Short term bank loans	*24*	**360,000**	390,000
Trade payables	*25*	**1,716**	5,855
Advances from customers		**3,567**	7,329
Accrued liabilities and other payables		**19,964**	11,913
Due to shareholders	*20*	**1,945**	–
Due to related parties	*21*	**1,913**	–
		389,105	415,097
NET CURRENT LIABILITIES		**(141,067)**	(13,315)
		437,868	406,089
CAPITAL AND RESERVES			
Share capital	*26*	**96,400**	96,400
Reserves	*28*	**341,468**	304,869
Proposed final dividend	*11*	**–**	4,820
		437,868	406,089

XU ZHEN DONG
Director

XU ZHI XIANG
Director

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China (the "PRC"), on 29 March 2000. The Company's shares have been listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27 July 2000.

During the year, the Company and its subsidiaries (collectively referred to as the "Group") were engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), Global Positioning System application systems ("GPS"), smart card application systems ("IC"), digital video recorder systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group was also engaged in the sale of computer products ("Computer") and the provision of total solution services through the application of its existing embedded system products during the year.

The registered office of Beijing Beida Jade Bird Universal Sci-Tech Company Limited is located at 3rd Floor, Beida Jade Bird Building, No.207, Chengfu Road, Haidian District, Beijing 100871, PRC.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs are effective for the first time for the current year's financial statements:

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 34	:	"Employee benefits"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs are summarised as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented on page 43 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required and in place of the Group reserves note.

2. **IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")** (Cont'd)

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss account of overseas subsidiaries are now translated to RMB at the weighted average exchange rates for the year, whereas previously they were translated at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements.

SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from overseas subsidiaries arising during the year are now translated to RMB at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date. Also the definition of cash equivalents for the purpose of the cash flow statement has been revised. The adoption of the revised SSAP 15 has had no material effect on the financial statements.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatments for employee benefits. In addition, disclosures are now required in respect of the Company's share option scheme, as detailed in Note 27 to the financial statements. These share option scheme disclosures are similar to the GEM Listing Rules disclosures previously included in the Report of the Directors, which are now required to be included in the notes to the financial statements as a consequence of the SSAP.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Goodwill

Goodwill arising on the acquisition of subsidiaries or business represents the excess of the cost of the acquisition over the Group's and Company's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet and balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of five years.

On disposal of subsidiaries or business, the gain of loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Impairment of assets (Cont'd)

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment have been taken as follows:

Leasehold land	10 years
Buildings	20 years
Machinery and equipment	3-10 years
Leasehold improvements, furniture and office equipment	2-5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the profit and loss account, is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Intangible assets

Information technology rights are stated at cost and amortised on the straight-line basis over their estimated useful lives of five years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis. Long term investments are stated at cost less any diminution in their value which is expected to be other than temporary.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Contracts for services (Cont'd)

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date, plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, less bank overdrafts. For the purpose of consolidated balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of embedded systems and related products, when the installation work is completed, the customer has accepted the systems and products and the significant risks and rewards of ownership have been transferred to the customer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the embedded systems and related products sold;

(b) from the sale of computer products, when the merchandise is shipped, the title of which has passed and the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the computer products sold;

(c) from the rendering of total solution services, on the basis as set out under the heading "Contracts for services" above;

(d) rental income, on a time proportion basis over the lease terms; and

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable.

Revenue is recorded net of sales surtaxes, where applicable.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained earnings within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign currencies

The books and records of the Group are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheet of overseas subsidiaries are translated into RMB at the applicable exchange rates ruling at the balance sheet date whereas the profit and loss account of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year. The resulting translation differences are included in the exchange fluctuation reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Retirement benefits scheme

The Company and its PRC subsidiaries participate in defined contribution retirement schemes organised by the local government authorities in the PRC. All of the PRC employees are entitled to an annual pension equivalent to a fixed portion of their basic salaries at their retirement dates. The Company and its PRC subsidiaries are required to make contributions to the retirement schemes at a rate of 19% of the basic salary of their PRC employees and have no further obligation for post-retirement benefits. The contributions are charged to the profit and loss account of the Group as they become payable in accordance with the rules of the scheme.

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

4. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the manufacture and sale of NET

(b) the manufacture and sale of WFAS

(c) the manufacture and sale of ASIC

(d) the manufacture and sale of GPS

(e) the manufacture and sale of IC

(f) the manufacture and sale of DVR

(g) the manufacture and sale of RMR

(h) the trading of Computer

In determining the Group's geographical segments, revenue and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

4. SEGMENT INFORMATION (Cont'd)

(a) Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments:

Group

	2002								
					RMB'000				
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	56,452	36,339	21,571	5,627	7,863	6,931	7,434	108,246	250,463
RESULTS									
Segment results	34,562	16,958	4,518	3,890	4,987	2,701	187	4,750	72,553
Interest income									4,851
Interest expense									(24,268)
Unallocated corporate expenses									(8,985)
Profit before tax									44,151
Tax									(1,300)
Profit before minority interests									42,851
Minority interests									(205)
Net profit from ordinary activities attributable to shareholders									42,646
ASSETS									
Segment assets	43,022	43,932	17,181	1,642	6,139	4,624	7,952	28,075	152,567
Less: Intersegment assets	-	-	(5,480)	-	-	-	-	-	(5,480)
Unallocated corporate assets									730,868
Total assets									877,955
LIABILITIES									
Segment liabilities	2,884	23,497	2,285	2,485	900	3,113	5,635	21,876	62,675
Less: Intersegment liabilities	(13)	(15,044)	(212)	-	-	-	(500)	-	(15,769)
Unallocated corporate liabilities									380,467
Total liabilities									427,373
OTHER SEGMENT INFORMATION									
Capital expenditure	237	1,096	-	-	20	86	3	1,248	2,690
Depreciation for property, plant and equipment	861	373	1,895	102	32	23	42	166	3,494
Amortisation of goodwill	110	3,500	-	-	-	385	1,564	-	5,559
Amortisation of intangible assets	60	-	-	-	-	-	-	-	60
Provision for doubtful debts	356	129	-	-	112	203	2	3,624	4,426
Provision for obsolete and slow-moving inventories	-	-	208	-	-	-	-	-	208

4. **SEGMENT INFORMATION** (Cont'd)

(a) **Business segments** (Cont'd)

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments:

Group

	2001								
					RMB'000				
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	33,375	4,627	12,209	21,853	10,342	–	–	42,211	124,617
RESULTS									
Segment results	17,369	(1,711)	5,082	16,657	6,406	–	–	2,117	45,920
Interest income									12,265
Interest expense									(11,228)
Unallocated corporate expenses									(10,389)
Profit before tax									36,568
Tax									–
Profit before minority interests									36,568
Minority interests									942
Net profit from ordinary activities attributable to shareholders									37,510
ASSETS									
Segment assets	13,210	22,961	2,802	22,386	3,889	–	–	40,795	106,043
Less: Intersegment assets	–	(3,050)	–	–	–	–	–	–	(3,050)
Unallocated corporate assets									728,379
Total assets									831,372
LIABILITIES									
Segment liabilities	3,540	20,578	1,938	2,184	1,481	–	–	4,632	34,353
Less: Intersegment liabilities	–	(16,000)	–	–	–	–	–	–	(16,000)
Unallocated corporate liabilities									407,464
Total liabilities									425,817
OTHER SEGMENT INFORMATION									
Capital expenditure	475	16,681	20	3	7	–	–	–	17,186
Unallocated capital expenditure									1,099
Depreciation for property, plant and equipment	779	128	1,823	282	28	–	–	–	3,040
Unallocated depreciation for property, plant and equipment									1,195
Amortisation of goodwill	–	875	–	–	–	–	–	–	875
Provision for doubtful debts	–	2,188	–	–	54	–	–	93	2,335
Provision for obsolete and slow-moving inventories	–	–	–	1,145	–	–	–	–	1,145

4. SEGMENT INFORMATION (Cont'd)

(b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

	PRC		Hong Kong		Total	
	2002	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
REVENUE*						
Sales to external customers	**184,653**	91,142	**65,990**	33,475	**250,463**	124,617
OTHER SEGMENT INFORMATION						
Segment assets	**861,673**	792,064	**16,282**	39,308	**877,955**	831,372
Capital expenditure	**1,910**	18,274	**780**	11	**2,690**	18,285

* Revenue by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.

5. TURNOVER AND OTHER REVENUE

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	Group	
	2002	2001
	RMB'000	*RMB'000*
TURNOVER		
Sale of embedded systems and related products	**85,388**	36,956
Sale of computer products	**108,246**	42,211
Rendering of total solution services	**56,829**	45,450
	250,463	124,617
OTHER REVENUE		
Gross rental income	**1,260**	1,260
	1,260	1,260

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002	2001
	RMB'000	*RMB'000*
Cost of inventories sold	**137,446**	49,791
Cost of services provided, and which included:		
Employment costs	**1,588**	578
Depreciation of property, plant and equipment	**405**	347
Office expenses	**922**	568
Others	**121**	64
Employment costs (excluding directors' remuneration):		
Wages, salaries and bonuses	**12,024**	9,460
Social security costs	**3,418**	3,577
Retirement benefit contributions *(Note 7)*	**2,004**	1,626
Auditors' remuneration	**924**	1,280
Depreciation of property, plant and equipment	**3,494**	4,235
Research and development costs	**11,183**	12,875
Advertising and promotion costs	**5,296**	6,857
Royalty fee	**164**	689
Exchange losses, net	**5**	286
Interest expense on bank loans wholly repayable within one year	**24,268**	11,228
Interest income from bank deposits	**(3,685)**	(11,268)
Interest income from loan receivable	**(1,166)**	(997)
Operating lease rental income in respect of equipment	**(1,260)**	(1,260)
Loss on disposal of property, plant and equipment	**97**	92
Amortisation of goodwill	**5,559**	875
Amortisation of intangible assets	**60**	–
Operating lease rentals in respect of:		
land and buildings	**1,009**	1,552
equipment	**1,260**	1,259
Provision for doubtful debts	**4,426**	2,335
Provision for obsolete and slow-moving inventories	**208**	1,145
Research and development costs included:		
Employment costs	**5,690**	6,252
Depreciation of property, plant and equipment	**2,356**	2,306
Operating lease rentals of equipment	**1,260**	1,259
Office expenses	**1,130**	1,082
Others	**747**	1,976

7. RETIREMENT BENEFITS

During the year ended 31 December 2002, the aggregate contributions of the Group to retirement benefit schemes were approximately RMB2,004,000 (2001: RMB1,729,000). As at 31 December 2002, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2001: Nil).

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION

(a) Directors' and supervisors' remuneration:

Directors' and supervisors' remuneration disclosed pursuant to the GEM Listing Rules and Section 161 of the Companies Ordinance is as follows:

	Group	
	2002	2001
	RMB'000	*RMB'000*
Fees	**500**	390
Basic salaries, housing benefits, other allowances and benefits in kind	**1,449**	1,520
Bonuses*	**1,200**	1,200
Retirement benefit scheme contributions	**–**	103
	3,149	3,213

* The bonus was paid to executive directors and calculated at approximately 2.7% (2001: 3.1%) of consolidated net profit from ordinary activities attributable to shareholders before the provision of such a bonus. Pursuant to the service contracts between the Company and its executive directors, the Company's executive directors are entitled to an aggregate amount of bonus of not more than 5% of the consolidated profit after taxation before the provision of such a bonus.

The five executive directors of the Company received emoluments of approximately RMB607,000, RMB536,000, RMB516,000, RMB516,000 and RMB412,000 for the year ended 31 December 2002, and approximately RMB604,000, RMB554,000, RMB554,000, RMB514,000 and RMB514,000 for the year ended 31 December 2001.

Each of the five non-executive directors of the Company received individual fees of RMB50,000 each for each of the two years ended 31 December 2002.

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION (Cont'd)

(a) Directors' and supervisors' remuneration: (Cont'd)

The five supervisors of the Company received emoluments of approximately RMB92,000, RMB30,000, RMB30,000, RMB30,000 and RMB30,000 for the year ended 31 December 2002, and approximately RMB103,000, RMB30,000, RMB30,000, RMB30,000 and RMB30,000 for the year ended 31 December 2001.

The three independent non-executive directors received individual fees of approximately RMB50,000, RMB33,000 and RMB17,000 for the year ended 31 December 2002, and nil for the year ended 31 December 2001.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors and supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

(b) Five highest paid employees:

The five highest paid employees during the year included 4 (2001: 4) executive directors, details of whose remuneration are also set out in the directors' and supervisors' remuneration above. For the year ended 31 December 2002, details of the remuneration of the five highest paid employees are as follow:

	Group	
	2002	2001
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**2,158**	2,190
Bonuses	**960**	960
Retirement benefit scheme contributions	**13**	72
	3,131	3,222

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

The remuneration of each of the highest paid individuals for the year ended 31 December 2002 fell within the band of nil to RMB1,060,000 (equivalent to Hong Kong dollars 1,000,000).

9. TAX

Hong Kong profits tax is charged at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	Group	
	2002	2001
	RMB'000	*RMB'000*
Hong Kong profits tax:	–	–
Overseas income taxes:	–	–
PRC corporate income tax:		
Current income taxes	1,300	–
	1,300	–

There was no material unprovided deferred tax in respect of the year or at the balance sheet date (2001: Nil).

10. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2002 dealt with in the financial statements of the Company was RMB36,599,000 (2001: RMB39,578,000).

11. PROPOSED FINAL DIVIDEND

There was no dividend proposed as at 31 December 2002 (2001: RMB4,820,000).

Under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements, prepared in accordance with PRC accounting principles and regulations, can only be distributed as dividend after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to this reserve, the profit after tax shall be the amount determined under PRC accounting principles and regulations. The transfer to this reserve must be made before any distribution of dividend to shareholders.

The statutory common reserve fund can be used to offset prior years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company.

(iii) Allocations of 5% to 10% of profit after tax, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing collective welfare benefits to the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as individual employees can only use these facilities, while the title of which will remain with the Company. The transfer to this fund must be made before any distribution of dividend to shareholders.

(iv) Allocations to the discretionary reserve fund if approved by the shareholders. The discretionary reserve fund can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of proposed final dividend will be deemed to be the lesser of (i) the net profit determined in accordance with PRC accounting principles and regulations; and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Cash dividend to shareholders in Hong Kong will be paid in Hong Kong dollars.

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2002 of RMB42,646,000 (2001: RMB37,510,000) and 964,000,000 ordinary shares (2001: 964,000,000 ordinary shares).

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Land	Buildings	Machinery and equipment	Leasehold improvements, furniture and office equipment	Motor vehicles	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(i)	*(i)*	*(ii)*			
Cost:						
At 1 January 2002	216	1,849	21,507	3,590	580	27,742
Additions	–	94	1,145	116	1,335	2,690
Acquisitions	–	–	792	79	287	1,158
Disposals	–	–	(205)	(268)	(218)	(691)
At 31 December 2002	**216**	**1,943**	**23,239**	**3,517**	**1,984**	**30,899**
Accumulated depreciation:						
At 1 January 2002	6	24	15,982	1,905	425	18,342
Depreciation provided during the year	23	112	2,576	524	259	3,494
Acquisitions	–	–	148	24	81	253
Disposals	–	–	(108)	(268)	(218)	(594)
At 31 December 2002	**29**	**136**	**18,598**	**2,185**	**547**	**21,495**
Net book value:						
At 31 December 2002	**187**	**1,807**	**4,641**	**1,332**	**1,437**	**9,404**
At 31 December 2001	210	1,825	5,525	1,685	155	9,400

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

(i) Land and a building with an aggregate net book value of RMB1,167,000 (2001: RMB1,164,000) are located in Zhuo Lu, Hebei province, the PRC, and are held under a land use right for a period of 40 years up to 31 December 2041. The other buildings with a net book value of RMB827,000 (2001: RMB 871,000) are located in Beijing, the PRC.

(ii) As at 31 December 2002, the Group's buildings, machinery and equipment with a net book value of approximately RMB1,268,000 (2001: approximately RMB1,475,000) are pledged as collateral for the Group's banking facilities (see Note 34).

Company

	Buildings	**Machinery and equipment**	**Leasehold improvements, furniture and office equipment**	**Motor vehicles**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost:					
At 1 January 2002	878	20,589	3,559	551	25,577
Additions	–	162	–	86	248
Acquisitions	–	139	–	–	139
Disposals	–	(205)	(268)	(218)	(691)
At 31 December 2002	**878**	**20,685**	**3,291**	**419**	**25,273**
Accumulated depreciation:					
At 1 January 2002	7	15,935	1,902	422	18,266
Depreciation provided during the year	44	2,223	497	59	2,823
Disposals	–	(108)	(268)	(218)	(594)
At 31 December 2002	**51**	**18,050**	**2,131**	**263**	**20,495**
Net book value:					
At 31 December 2002	**827**	**2,635**	**1,160**	**156**	**4,778**
At 31 December 2001	871	4,654	1,657	129	7,311

14. INTANGIBLE ASSETS

Intangible assets comprised of information technology rights is as follows:

	Group
	RMB'000
Cost:	
Acquisition during the year	1,200
At 31 December 2002	**1,200**
Accumulated amortisation:	
Acquisition during the year	380
Amortisation provided during the year	60
At 31 December 2002	**440**
Net book of value:	
At 31 December 2002	**760**

15. GOODWILL

The amount of goodwill capitalised as an asset in the consolidated balance sheet, arising from acquisition of subsidiaries and business, is as follows:

	Group	Company
	RMB'000	*RMB'000*
Cost:		
At 1 January 2002	17,500	–
Acquisition of subsidiaries *(Note 29(a))*	10,731	–
Acquisition of business *(Note 29(b))*	2,569	2,569
At 31 December 2002	**30,800**	**2,569**
Accumulated amortisation:		
At 1 January 2002	875	–
Amortisation provided during the year	5,559	385
At 31 December 2002	**6,434**	**385**
Net book of value:		
At 31 December 2002	**24,366**	**2,184**
At 31 December 2001	16,625	–

16. LONG TERM INVESTMENT

Long term investment consists of an unlisted equity investment, at cost. Beida Jade Bird Universal (Cayman) Investment Company Limited ("Cayman Investment"), a wholly-owned subsidiary of the company, entered into an agreement with Semiconductor Manufacturing International Corporation ("SMIC International"), a company incorporated in the Cayman Islands, to acquire 54,000,540 Series A Preference Shares (with voting rights and convertible into ordinary shares) and 54,000,540 non-voting, non-convertible and non-transferable Series A-1 Preference Shares of SMIC International for a cash consideration of US$60 million (equivalent to approximately RMB497 million) and US$540 (equivalent to approximately RMB4,500), respectively. SMIC International is principally engaged in holding an entire interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in the PRC engaged in the manufacturing and marketing of advanced technology semiconductors in the PRC.

Pursuant to an assignment agreement entered into between Cayman Investment and Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited ("Cayman Development"), a wholly-owned subsidiary of the Company and the immediate holding company of Cayman Investment, in June 2002. Cayman Investment assigned all rights, title, interest and benefits in the above 54,000,540 Series A Preference Shares and 54,000,540 Series A-1 Preference Shares of SMIC International to Cayman Development.

Pursuant to the above agreements, an aggregate amount of approximately RMB386 million, representing partial capital contribution to SMIC International (approximately RMB385 million) and the related professional expenses incurred thereon (approximately RMB1 million), was incurred in 2001. In 2002, Cayman Development completed the aforesaid investment by contributing the remaining capital of approximately RMB112 million into SMIC International and as a precursor to the holding of this investment, Cayman Development also incurred certain charges and professional expenses amounting to approximately RMB13 million during the year. As at 31 December 2002, the total cost of investment in SMIC International aggregate RMB511 million, representing capital contribution to SMIC International of approximately RMB497 million and the related charges thereon of approximately RMB14 million.

17. INTERESTS IN SUBSIDIARIES

Company

	2002	2001
	RMB'000	*RMB'000*
Equity interests, at cost	**27,433**	7,500
Loan to a subsidiary	**–**	16,000
Due from subsidiaries	**550,020**	391,643
Due to a subsidiary	**(5,480)**	(3,050)
	571,973	412,093

17. INTERESTS IN SUBSIDIARIES (Cont'd)

Loan to a subsidiary was unsecured, bore interest at 5.58% per annum, and did not have fixed repayment term.

Except for the above loan to a subsidiary, the other balances with subsidiaries were interest-free, unsecured and did not have fixed repayment term.

Particulars of the Company's subsidiaries as at 31 December 2002 are as follows:

Name	Place of incorporation and operation	Nominal value of registered capital	Percentage of equity directly attributable to the Company	Principal activities
Cayman Development	Cayman Islands/ Hong Kong	US$10,000	100%	Technology research, development and sale of integrated circuits, computer products and related products
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited	Hebei Province, PRC	RMB10,000,000	75%	Technology research, development, manufacture and sale of fire alarm system products
Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi")	Beijing, PRC	RMB5,000,000	51%	Development, manufacture and sale of remote automatic meter-reading systems
Beijing Beida Jade Bird Silicon Innovation Company Limited ("Beijing Silicon Innovation")	Beijing, PRC	RMB10,000,000	60%	Research, development, production and sale of integrated circuits

17. INTERESTS IN SUBSIDIARIES (Cont'd)

Name	Place of incorporation and operation	Nominal value of registered capital	Percentage of equity directly attributable to the Company	Principal activities
Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft")	Wuhan, PRC	RMB7,100,000	51%	Research, development, production and sale of network management products, and provision of the network system integration services
Cayman Investment	Cayman Islands/ Hong Kong	US$100	100%*	Investment holding

* Indirect holding

18. INVENTORIES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**3,403**	2,298	**708**	1,043
Work in progress	**3,226**	3,522	**1,536**	3,408
Finished goods	**10,227**	11,816	**1,720**	10,003
	16,856	17,636	**3,964**	14,454
Less: Provision for obsolete and slow-moving inventories	**208**	1,145	**208**	1,145
	16,648	16,491	**3,756**	13,309

The carrying amount of inventories (Group and Company) carried at net realisable value included in the above balance was RMB708,000 (2001: RMB841,000) as at the balance sheet date.

19. TRADE RECEIVABLES

An aged analysis of the trade receivables as at the balance sheet date is as follows:

	Group	
	2002	2001
	RMB'000	*RMB'000*
Outstanding balances with ages:		
0 to 3 months	**49,755**	35,123
3 to 6 months	**17,907**	5,339
6 to 12 months	**9,121**	45
Over 12 months	**718**	335
	77,501	40,842
Less: Provision for doubtful debts	**4,426**	335
	73,075	40,507

Included in the trade receivables are the following amounts due from shareholders and related parties which are repayable on similar credit terms to those offered to independent third party customers:

	2002	2001
	RMB'000	*RMB'000*
Amounts due from shareholders	**297**	1,277
Amounts due from related parties	**129**	23,250

The general credit terms of the Group range from 3 to 6 months.

20. BALANCES WITH SHAREHOLDERS

The balances with shareholders at 31 December 2002 were interest-free, unsecured and did not have fixed repayment term.

21. BALANCES WITH RELATED PARTIES

The balances with related parties at 31 December 2002 were interest-free, unsecured and did not have fixed repayment term.

22. LOAN RECEIVABLE

The balance of loan receivable as at 31 December 2001 was unsecured and bore interest at 6% per annum. The loan receivable was fully settled in March 2002.

23. CASH AND BANK BALANCES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and cash equivalents	**98,365**	82,937	**65,783**	77,121
Bank deposits	**108,336**	209,889	**103,036**	209,888
	206,701	292,826	**168,819**	287,009

24. SHORT TERM BANK LOANS

Short term bank loans (Group and Company) bear interest at approximately 5.31% to 6.1596% per annum at 31 December 2002 (2001: 6.14% to 6.25%).

Short term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment (Note 13) with a net book value of approximately RMB1,268,000 as at 31 December 2002 (2001: RMB1,475,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans up to RMB360 million (2001: RMB390 million) as at the balance sheet date.

25. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date is as follows:

Group

	2002	2001
	RMB'000	*RMB'000*
Outstanding balance aged:		
0 to 3 months	**9,396**	8,080
3 to 6 months	**1,515**	655
6 to 12 months	**3,166**	1,215
Over 12 months	**2,282**	1,924
	16,359	11,874

Included in the trade payables are the following amounts due to shareholders and related parties.

	2002	2001
	RMB'000	*RMB'000*
Amounts due to shareholders	**–**	5,607
Amounts due to related parties	**–**	895

The amounts due to shareholders and related parties were interest-free, unsecured and did not have fixed repayment term.

26. SHARE CAPITAL

Shares

Registered, issued and fully paid:	*RMB'000*
700,000,000 (2001: 700,000,000) State legal person shares of RMB0.10 each	70,000
264,000,000 (2001: 264,000,000) H shares of RMB0.10 each	26,400
	96,400

In addition, pursuant to a shareholders resolution approved on 10 December 2002, the Company has approved the issue of 140,000,000 new H shares at a premium or a discount to the market price of the currently issued H shares at the time of such issue and allotment. These 140,000,000 new H shares were yet to be issued as at 31 December 2002.

27. EMPLOYEE SHARE OPTIONS

The Company has a share option scheme, pursuant to which the board of directors of the Company may grant options to full time employees of the Group (including directors of the Company) to subscribe for H shares, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's board of directors, and will not be less than the higher of (i) the nominal value of a H share, (ii) the average of the closing price of the H shares quoted on the GEM on the five trading days immediately preceding the date of grant, and (iii) the closing price of the H share quoted on the GEM on the date of grant, which must be a business day. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on these persons from subscribing or dealing in H shares imposed by the laws and regulations in the PRC have been abolished or removed.

As of the date of these financial statements, no share options have been granted under the aforesaid scheme.

28. RESERVES

Company

	Capital reserve	Statutory reserve funds	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
	(Note (i))	*(Note (ii))*		
As at 31 December 2000 and 1 January 2001	251,271	4,664	14,176	270,111
Profit for the year	–	–	39,578	39,578
Transfer to statutory reserve funds	–	5,678	(5,678)	–
Proposed final dividend *(Note (iii))*	–	–	(4,820)	(4,820)
As at 31 December 2001 and 1 January 2002	251,271	10,342	43,256	304,869
Profit for the year	–	–	36,599	36,599
Transfer to statutory reserve funds	–	6,307	(6,307)	–
As at 31 December 2002	**251,271**	**16,649**	**73,548**	**341,468**

Notes :

(i) The capital reserve account may only be used to increase share capital.

(ii) Details of the requirements of the appropriation to the statutory reserve funds are set out in Note 11 to the financial statements.

(iii) A final dividend of RMB0.005 per ordinary share was proposed for the year ended 31 December 2001.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisition of subsidiaries

	2002	2001
	RMB'000	RMB'000
Net assets acquired:		
Property, plant and equipment, net	766	–
Intangible assets, net	820	–
Trade receivables	184	–
Prepayments, deposits and other receivables	1,333	–
Inventories	4,874	–
Cash and bank balances	4,626	–
Trade payables	(1,981)	–
Advance from customers	(2,035)	–
Accrued liabilities and other payables	(2,472)	–
Minority interests	(2,996)	–
	3,119	–
Goodwill on acquisition:	10,731	–
	13,850	–
Satisfied by:		
Cash	13,850	–

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2002	2001
	RMB'000	RMB'000
Cash consideration	(13,850)	–
Cash and bank balances acquired	4,626	–
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(9,224)	–

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(b) Acquisition of a business

	2002	2001
	RMB'000	*RMB'000*
Net assets acquired:		
Property, plant and equipment, net	**139**	1,855
Inventories	**292**	–
Short term bank loans	**–**	(3,060)
	431	(1,205)
Goodwill on acquisition:	**2,569**	17,500
	3,000	16,295
Satisfied by:		
Cash (net cash outflow)	**3,000**	16,295

30. COMMITMENTS

(a) Capital commitments (Group and Company)

	2002	2001
	RMB'000	*RMB'000*
Contracted but not provided		
Investment in SMIC	**–**	126,000
Acquisition of DVR business	**–**	1,000
	–	127,000

30. COMMITMENTS

(b) Operating lease commitments

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to two years.

As at 31 December 2002, the Group had following minimum lease payments under non-cancellable operating leases in respect of land and buildings:

	2002	2001
	RMB'000	*RMB'000*
Within one year	**360**	372
In the second to fifth year	**525**	123
	885	495

Pursuant to an equipment lease agreement entered into between the Company and the Institute of Microelectronics of Peking University (the "Institute") dated 17 April 2000, the Institute agreed to lease certain equipment to the Company for a period of five years at an hourly rate of RMB120 (see Note 33).

As at 31 December 2002, save as aforesaid disclosed, the Group and the Company did not have any other future lease payments under non-cancellable operating leases.

31. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group nor the Company had any significant contingent liabilities.

32. POST BALANCE SHEET EVENTS

On 6 January 2003, the Company obtained a bank loan of US$47,500,000 (equivalent to approximately RMB393,000,000) which bears interest at London Interbank Borrowing Rate plus 1.5%, repayable on 6 January 2004. The new bank loan is jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

During the period from 13 January to 21 January 2003, the Company made an early repayment of its short term bank loan of RMB360,000,000 (Note 24).

33. RELATED PARTY TRANSACTIONS

(a) Listing of related parties and their relationship with the Group are as follows:

Name of related party	Relationship
Peking University	The ultimate controlling shareholder
The Institute	A department of Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Software System Company ("Jade Bird Software")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan")	A shareholder of the Company; also a company controlled by Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company; also a company controlled by Peking University
Beijing Jade Bird Ke Lian Digital Sci-Tech Company Limited ("Jade Bird Ke Lian")	A subsidiary of Beida Jade Bird

33. RELATED PARTY TRANSACTIONS (Cont'd)

(a) (Cont'd)

Name of related party	Relationship
Beida Jade Bird Security System Company Limited ("Security System")	A subsidiary of Beida Jade Bird
Beijing Beida Jade Bird Tian Tong Information Construction Company Limited ("JBTT")	A subsidiary of Beida Jade Bird
Hong Kong Jade Bird Sci-Tech Limited ("HK Jade Bird Sci-Tech")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associate of Beida Jade Bird
Beijing Aptech Beida Jade Bird IT Company Limited ("Beijing Aptech")	A subsidiary of Beida Jade Bird
Weifang Beida Jade Bird Huaguang Sci-Tech Company Limited ("Jade Bird Huaguang")	A subsidiary of Beida Jade Bird
Beijing Beida On-line Network Company Limited ("Beida On-line")	An associate of Beida Jade Bird
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associate of Beida Jade Bird

33. RELATED PARTY TRANSACTIONS (Cont'd)

(b) Peking University is the ultimate controlling shareholder of the Company. In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with Peking University and the companies and parties under the control of Peking University during the year:

	2002	2001
	RMB'000	*RMB'000*
Sale of embedded systems products and provision of total solution services to:		
Beijing Tianqiao	**7,465**	2,503
Beijing Aptech	**948**	–
Peking University	**278**	77
Jade Bird Huaguang	**17**	–
Tian Mu	–	22,000
Security System	–	3,000
Jade Bird Ke Lian	–	980
Beida Jade Bird	–	101
JBTT	–	28
	8,708	28,689
Purchase of inventories from Beijing Tianqiao	–	1,404
Royalty fee for the Global Positioning System technology charged by Beijing Tianqiao*	**164**	689
Rental expense for equipment charged by the Institute**	**1,260**	1,259
Rental income for equipment earned from the Institute**	**1,260**	1,260
Purchase of 51% equity interests in Jade Bird Haodi from Beida Jade Bird	**9,650**	–

33. RELATED PARTY TRANSACTIONS (Cont'd)

(b) (Cont'd)

* Pursuant to the technology license agreement entered into between the Company and Beijing Tianqiao dated 17 April 2000, Beijing Tianqiao has granted an exclusive license to the Company for the use of certain Global Positioning System technology for a period of 10 years, in return for a royalty fee calculated at 3% on the total sales of products using this technology.

** Pursuant to the equipment lease agreement entered into between the Company and the Institute dated 17 April 2000, the Institute leased certain equipment to the Company for a period of five years at an hourly rate of RMB120, and the Company leased certain equipment to the Institute for a period of five years at an annual fee of RMB1,260,000.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

(c) Pursuant to the JB-CASE Technology License Agreement and Trademark License Agreement entered into between the Company and Jade Bird Software dated 17 April 2000, Jade Bird Software granted to the Company a non-exclusive license to use the JB-CASE technology and certain of its trademarks for a period of 10 years for nil consideration.

(d) During the year ended 31 December 2002, the Group purchased certain computer products amounting to RMB41,416,000 (2001: RMB40,765,000) which were handled by Beijing Tianqiao on behalf of the Group at no charge.

(e) During the two years ended 31 December 2002, Beida Jade Bird provided certain office space to the Company at no charge.

(f) As at 31 December 2002, the Group had banking facilities of RMB363,060,000 for short term loans. Of these short term bank loans, an amount of RMB360,000,000 was jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

33. RELATED PARTY TRANSACTIONS (Cont'd)

(g) Included in the balance sheets are the following balances with shareholders and related parties:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivable from shareholders:				
Beida Jade Bird	**256**	3	**256**	3
Beijing Tianqiao	**41**	1,274	**41**	1,274
	297	1,277	**297**	1,277
Trade receivable from related parties:				
Security System	**129**	1,250	**129**	1,250
Tian Mu	**–**	22,000	**–**	22,000
	129	23,250	**129**	23,250
Prepayments, deposits and other receivables from shareholders:				
Beijing Tianqiao	**60**	–	**60**	–
Beida Jade Bird	**17**	–	**–**	–
	77	–	**60**	–
Prepayments, deposits and other receivables from related party:				
Jade Bird Huaguang	**200**	–	**200**	–
Due from shareholders:				
Beijing Tianqiao	**8,577**	24,451	**8,577**	24,451
Beida Jade Bird	**795**	176	**716**	176
	9,372	24,627	**9,293**	24,627

33. RELATED PARTY TRANSACTIONS (Cont'd)

(g) (Cont'd)

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from related parties:				
Beida On-line	**4,981**	–	**4,981**	–
Security System	**1,439**	375	**70**	129
Hainan Jade Bird	**250**	150	**250**	150
Jade Bird Huaguang	**–**	200	**–**	200
HK Jade Bird Sci-Tech	**–**	7	**–**	7
	6,670	732	**5,301**	486
Trade payable to shareholders:				
Peking university	**–**	3	**–**	3
Beijing Tianqiao	**–**	5,603	**–**	690
	–	5,606	**–**	693
Trade payable to related parties:				
The Institute	**–**	430	**–**	430
Tian Mu	**–**	355	**–**	355
Security System	**–**	110	**–**	110
	–	895	**–**	895
Advance from customers (from shareholders):				
Beijing Tianqiao	**777**	365	**777**	365
Peking university	**145**	–	**145**	–
	922	365	**922**	365

33. RELATED PARTY TRANSACTIONS (Cont'd)

(g) (Cont'd)

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance from customers (from a related party):				
Tian Mu	**110**	–	**110**	–
Due to shareholders:				
Beijing Tianqiao	**9,430**	–	**443**	–
Yu Huan	**1,104**	–	**1,104**	–
Beida Jade Bird	**726**	–	**354**	–
Peking University	**44**	–	**44**	–
	11,304	–	**1,945**	–
Due to related parties:				
Shenzhen Jade Bird	**1,914**	–	**1,913**	–
Security System	**386**	–	**–**	–
	2,300	–	**1,913**	–

34. BANKING FACILITIES

As at 31 December 2002, the Group had banking facilities of approximately RMB363,060,000 (2001: RMB393,060,000) for short term bank loans, which were all utilised. These facilities are secured by:

a. Certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,268,000 (2001: RMB1,475,000); and

b. Joint guarantees by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, in respect of a loan of RMB360,000,000.

35. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

36. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 March 2003.